

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2015

Via E-mail
Ronald S. Tucker
Chief Executive Officer, Director
RX Healthcare Systems, Ltd.
1623 Tradewinds Lane
Newport Beach, CA 92660

> **Re: RX Healthcare Systems, Ltd.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed December 22, 2014**
> **File No. 024-10416**

Dear Mr. Tucker:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II

General

1. We note your response to comment 1 and the statement that "[t]he warrants may be exercised for only cash or the cashless exchange of the Company's securities for other securities of the Company." Please revise to clarify the "other securities of the Company" and the exchange rate(s) that would be used. Please also clarify how exercise of the warrants would result in "a smaller number of shares being exchanged for a larger number of shares underlying the warrants" given that each warrant is exercisable for one share of common.

Risk Factors, page 8

The Company Requires Capital for Marketing and Advertising, page 8

2. We note you revised your disclosure to state you have working capital of $132,155 in response to comment 3. Please revise the disclosure to state you have negative working capital or a working capital deficit of $332,155.

Beneficial Ownership, page 20

3. We note your response to comments 6-8. Please revise to disclose the natural person or persons with voting and dispositive control of the shares attributed to R Tucker & Associates, Inc. Additionally, please revise to disclose the total number of shares for which Ronald Tucker and Leticia Tucker have, directly or indirectly, voting and dispositive control. In this regard, it is unclear why their shares and percentage ownership would not include the shares attributed to EPIC and the other entities. Please revise or advise.

4. Please also revise to clarify the extent to which the amounts held after the offering are contingent on certain exchanges of shares and amounts sold in the offering. For example, it appears that the amount to be owned by American H&W Corp assumes that all shares are sold and that the company decides to issue 4,000,000 shares as payment for the $1,000,000 AcuFAB license promissory note.

Statement of Stockholders' Equity, page 31

5. In your statement of Stockholders' Equity, you include activity that is labelled as stock redeemed 9/30/2014. However, the title of the ending balance in statement is Balance at 9/30/2013. Please revise the title to state Balance at 9/30/2014.

Statements of Cash Flows, page 32

6. We note you presented $487,328, $23,107 and $805,185 as adjustments to reconcile net loss to cash provided by operations for years ended 2014, 2013, and from inception, respectively in response to comment 12 of our letter dated December 18, 2014. Please revise to separately disclose the loss on the asset write-off and increase in accrued interest as adjustments to reconcile net loss to net cash provided by operating activities. In addition, remove accrued interest in the non-cash transactions section and revise the disclosed amount for investments in the non-cash transactions section to $155,000. For guidance on non-cash transaction disclosure in the statement of cash flows, refer to ASC 230-10-50-3 through 50-6.

Ronald S. Tucker
RX Healthcare Systems, Ltd.
January 12, 2015
Page 3

You may contact Myra Moosariparambil at (202) 551-3796 or Steve Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via email): Anthony F. Wiezorek, Esq.